EXHIBIT 99.8

Disclosure of Transactions in Own Shares

Paris, February 15, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on May 26, 2017 to trade in its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI : 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 9, 2018 to February 14, 2018:

Day of the transaction	Total daily volume (in number of shares)	Daily weighted average purchase price of the shares (in EUR/share)	Amount of transactions (in EUR)	Market (MIC Code)
2018.02.09 2018.02.09 2018.02.09 2018.02.09	29,909 90,000 60,000 395,151	44.9485 44.9385 44.9446 44.9343	1,344,365 4,044,465 2,696,676 17,755,834	BATE CHIX TRQX XPAR

2018.02.12 2018.02.12 2018.02.12 2018.02.12	9,690 24,696 36,317 475,511	45.2615 45.3591 45.3269 45.3453	438,584 1,120,188 1,646,137 21,562,189	BATE CHIX TRQX XPAR

2018.02.13 2018.02.13 2018.02.13 2018.02.13	20,000 60,000 40,000 164,121	45.4209 45.4258 45.4255 45.4184	908,419 2,725,546 1,817,022 7,454,111	BATE CHIX TRQX XPAR

2018.02.14 2018.02.14 2018.02.14 2018.02.14	19,996 60,000 40,000 251,606	45.2063 45.2087 45.2113 45.1325	903,946 2,712,522 1,808,451 11,355,603	BATE CHIX TRQX XPAR

Total	1,776,997	45.1853	80,294,058

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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